Exhibit 99.1

Regentis Receives European Regulatory Approval for New GelrinC Manufacturing Process, Increasing Production Yield by 400% Ahead of European Commercial Launch

European Notified Body approves next-generation manufacturing process that increases production

5-fold, lowers manufacturing costs, improves safety and enables scalable commercial production

GelrinC®, which is approved for sale in the European Union, is pioneering knee cartilage repair with an off-the-shelf cell-free hydrogel implant

HERZLIYA, Israel, July 15, 2026 - Regentis Biomaterials Ltd. (“Regentis” or the “Company”) (NYSE American:RGNT), a regenerative medicine company focused on innovative tissue repair solutions, announced today it has received approval from the European Notified Body to manufacture GelrinC® using its next-generation solvent-free manufacturing process.

The approval comes as Regentis prepares for the commercial launch of GelrinC® in Europe, enabling the Company to manufacture commercial product using a process that increases production yield by approximately 400%, delivering five times more product from the same manufacturing volume while improving manufacturing efficiency and scalability. The solvent-free process also improves occupational and environmental safety. Extensive clinical testing of the new manufacturing process has validated consistent production quality and clinical performance.

“This approval represents an important commercial milestone for Regentis as we prepare to bring GelrinC® to orthopedic surgeons across Europe,” said Dr. Ehud Geller, CEO and Executive Chairman of Regentis. “Our new manufacturing process substantially improves production efficiency while maintaining the same product quality and clinical performance. Receiving European regulatory approval now allows us to move into commercialization with a manufacturing platform that is substantially more efficient, more scalable and better suited to support long-term global growth.”

GelrinC® is a proprietary, cell-free, ready-to-use hydrogel implant designed to regenerate durable, healthy cartilage through a synchronized erosion process. Unlike cell-based cartilage repair procedures that require tissue harvesting, laboratory processing and multiple surgeries. The 10-minute GelrinC procedure offers a safe and effective alternative to traditional microfracture and complex cell-based therapies addressing a market valued at $3 billion, in the U.S. alone.

The product has already received CE Mark approval in Europe and is being prepared for commercial introduction through Regentis’ expanding network of European Centers of Excellence, surgeon training programs and collaborations with leading orthopedic institutions, including Humanitas Research Hospital in Milan.

About GelrinC®

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel implant having synchronized erosion and resorption for the treatment of painful and debilitating injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC® offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 5 years, based on clinical study results to date. To the Company’s knowledge, there is no effective off-the-shelf, ready to use treatment for focal knee cartilage defects that is currently available on the market. GelrinC® has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC®, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC® aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include beliefs regarding Regentis’ plans to commence European surgeon activities and the timing thereof. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 24, 2026, as amended on February 27, 2026, and other public reports filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

Ori@regentis.co.il